One Williams Center P.O. Box 2400 Tulsa, OK 74102-2400 918/573-2000

December 16, 2011

Via Edgar

Ms. Jennifer Thompson

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	Williams Companies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-04174

Dear Ms. Thompson:

On behalf of The Williams Companies, Inc., this letter responds to your letter, dated November 18, 2011, regarding the above referenced filing. Our response is set forth in ordinary type below the comment of the Staff of the Division of Corporation Finance, which appears in bold type.

Williams Companies, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements, page 84

Note 18. Segment Disclosures, page 139

1.	We note your response to comment seven in our letter dated September 7, 2011. In order to assist us in further evaluating your response and your segment presentation of the former Midstream and Gas Pipeline segments as a single segment, please provide the following information:

•

Please provide us with representative copies of the reports the Chief Operating Decision Maker (CODM) of The Williams Companies (WMB) receives and uses in allocating resources and assessing performance along with representative copies of the reports the CODM of Williams Partners (WPZ) receives and uses

Ms. Jennifer Thompson

Securities and Exchange Commission

December 16, 2011

in making such decisions. Please also provide us with representative copies of the reports provided to the Board of Directors for each of these entities;

•

We note from your response that although the same person functions as the CODM for both WMB and WPZ, you believe that these two entities are managed in a fundamentally different and separate manner and your current segment reporting for WMB is representative of how WMB’s CODM views and manages the business. You also state in your response that investment decisions made at WMB are based on the expected total cash distributions from WPZ without regard to the underlying attributes of the components comprising WPZ. Please walk us through how the CODM uses the CODM packages of WMB and WPZ in his decision making processes as he functions separately as the CODM for each of these entities. In doing so, please explain to us in more detail how the CODM is able to set aside his knowledge from managing WPZ at a more detailed level and to solely view WPZ as a consolidated entity when functioning as the CODM of WMB. Please also identify the segment managers of WPZ’s midstream and gas pipeline segments, and explain how the interaction between these segment managers and the CODM supports your conclusion that these businesses are not separate operating segments when the CODM functions as the CODM of WMB;

•

We note that WMB’s website includes certain separate information about the gas pipeline and midstream businesses. We also note that in WMB’s management presentations, including its quarterly earnings calls and the September 20, 2011 Analyst Day presentation, you continue to separately discuss certain information pertaining to the gas pipeline and midstream businesses. We also note that your quarterly earnings news releases specifically refer your investors to the more detailed description of WPZ’s gas pipeline and midstream results within WPZ’s financial results news release. Please tell us how providing this separate information about these businesses affects your assertion that the WMB CODM manages WPZ at the consolidated level without regard to the underlying attributes of the components comprising WPZ.

Evaluation of Operating Segments and CODM Knowledge:

In response to the Staff’s comment, we wish to clarify our evaluation of the requirements of ASC 280 with respect to WPZ and WMB. As stated in ASC 280-10-55-30, the determination of operating segments depends on the specific facts and circumstances and should be separately evaluated for each public entity. WPZ and WMB are distinct SEC reporting entities that are each separately managed within the confines of their individual legal, capital, and governance structures. Therefore, we have applied the provisions in ASC 280 independently to WMB and WPZ.

We acknowledge that the WMB CODM is unable to set aside his knowledge from managing WPZ at a more detailed level. However, we believe the individual legal, capital, and governance structures of WPZ and WMB, as described further below, makes his access to such detailed information irrelevant because at the WMB

Ms. Jennifer Thompson

Securities and Exchange Commission

December 16, 2011

level he is not allocating resources and evaluating performance for WPZ’s operating segments. As the owner of WPZ’s general partner and a significant number of WPZ common units, WMB receives cash distributions from WPZ. It is in that context that the WMB CODM evaluates the Williams Partners segment as a whole, not specific to any of WPZ’s businesses individually.

WPZ is a publicly-traded master limited partnership (MLP) with the following key characteristics, all of which combine to dictate how the WPZ CODM allocates resources and evaluates performance:

•	WPZ’s general partner has its own Board of Directors, all of whose members owe fiduciary duties to WPZ’s unitholders;

•	WPZ as an entity is self-funded and cash generated by WPZ is legally separate from that of WMB;

•	WPZ maintains its own distinct capital structure, with its own public equity holders, its own long-term, publicly-held debt, its own credit facility, and a stand-alone rating by credit agencies;

•	WPZ has direct legal ownership of the underlying gas pipeline and midstream assets; and,

•	WPZ’s partnership agreement requires the distribution of all available cash to unitholders.

WPZ Segment Managers and CODM Reports:

WPZ does not employ a Chief Operating Officer (COO) position. As a result, there are segment managers for its Gas Pipeline and Midstream operating segments that report directly to the WPZ CODM. The financial and operational reporting to the WPZ CODM used for evaluating performance and determining the allocation of resources is similarly aligned. Please refer to the “TAB 1 – WPZ Reports” section below for a listing of these reports. The Gas Pipeline segment manager is Randall Barnard, Senior Vice President, Gas Pipeline. The Midstream segment manager is Rory Miller, Senior Vice President, Midstream. Interaction of these segment managers with the CODM, in connection with managing the Gas Pipeline and Midstream segments of WPZ, occurs for the reasons described herein in the context of performing his duties as the WPZ CODM.

Managing the business within these constraints, WPZ’s CODM utilizes this information received to assess how resources available within WPZ will be allocated between its Gas Pipeline and Midstream operating segments, and then determine funds available for distribution to unitholders.

WMB Segment Managers and CODM Reports:

As a separate legal entity operating as a publicly-traded corporation, WMB has its own legal commitments and fiduciary duties. As a WPZ unitholder, WMB receives distributions like any other WPZ investor – pursuant only to the terms of the partnership agreement – and there are no

Ms. Jennifer Thompson

Securities and Exchange Commission

December 16, 2011

borrowings/advances between WPZ and WMB. As to WPZ and its segments, the WMB CODM can only decide how the cash WMB receives as distributions on its MLP units will be utilized at the WMB level. So while the WMB CODM is aware of the more detailed information received in connection with his WPZ CODM role, this more detailed information is irrelevant in performing his WMB CODM role as only WMB’s non-WPZ businesses are directly managed at the WMB level. As the WMB CODM, he cannot make resource allocation or performance evaluation decisions for the business units of WPZ, a separate legal entity, which is managed under a business strategy and fiduciary duties that require it to be managed solely for the benefit of all unitholders, and not just a single large unitholder such as WMB.

At the WMB level, there also is no COO position and thus each non-WPZ related segment has a segment manager that reports directly to the WMB CODM. The WMB CODM manages the performance and allocation of resources of the non-WPZ related segments on a direct basis. Each respective non-WPZ segment manager provides both financial and operational reports of these businesses to the WMB CODM, which are used for performance evaluation and resource allocation. Please refer to the “TAB 2 – WMB Reports” section below for a listing of these reports. There is no segment manager for the Williams Partners segment at WMB and as for the reasons described above, this segment is not capable of being directly managed at the WMB level.

Additionally, the information provided to the WMB CODM with respect to the Williams Partners segment includes forecasts of WPZ distributions to WMB, an analysis of the MLP market and the relative position of WPZ compared to its peers (an investment perspective versus ownership of all underlying financial attributes). The WMB CFO provides reports that reflect the financial results and forecasts of WPZ as a whole, with certain reports presenting supplemental detail of the WPZ segments. This information is utilized by the WMB CODM in understanding forecasted cash flows utilized in making recommendations regarding the level of capital expenditures for WMB’s non-WPZ segments and dividends to WMB shareholders.

The reports addressed to the Board of Directors provided by the WPZ segment managers are identical for both WPZ and WMB. This is the case for several reasons. There is not a Williams Partners segment manager at the WMB level, which is consistent with WPZ not employing a COO as previously described. As a result, the WPZ segment managers of its Gas Pipeline and Midstream operating segments are utilized for efficiency purposes to provide reports and background to the WMB Board of Directors and CODM on the workings of those businesses. The WMB CODM does not see the value in employing a Williams Partners segment manager or in creating separate Williams Partners reports as the reports created a the WPZ level already exist. The CODM does not view this fact as changing how he manages the business of WMB. Additionally, certain WMB reports to its Board of Directors include supplemental presentation of the WPZ segment information. This practice of providing further insight into the components of Williams Partners is consistent with the disclosure approach utilized in discussing the results of Williams Partners within Management’s Discussion and Analysis in WMB’s periodic SEC filings. It is done to provide further insight into factors that could impact cash distributions by WPZ to WMB, but again, it does not change the

Ms. Jennifer Thompson

Securities and Exchange Commission

December 16, 2011

substance of how performance is measured or how resources are allocated by the CODM at the WMB level.

In addition to reflecting the management approach utilized by the CODM, we believe that the presentation of Williams Partners as a segment within WMB is beneficial to its investors. It provides a direct link to the performance of WMB’s investment in WPZ and how that investment contributes to WMB’s overall performance.

Supplemental Information Requested:

We have provided the requested representative reports used by the CODM, as well as the WMB and WPZ Boards of Directors, via FedEx under separate cover. These reports contain information which is covered by one or more exemptions in the Freedom of Information Act for reasons of business confidentiality, and therefore, we request the reports be returned to us in the envelope provided in accordance with Regulation 12b-4 of the Exchange Act following the completion of your review. We also request Confidential Treatment of this information in accordance with Rule 83. The reports include:

TAB 1 – WPZ Reports

•	Monthly Segment Profit “Flash” Results

•	Monthly Financial Comments

•	Board of Director Reports

TAB 2 – WMB Reports

•	Monthly Segment Profit “Flash” Results

•	Monthly Financial Comments

•	Board of Director Reports

Other Information Presented:

Regarding the presentation of information on WMB’s website and in certain presentations, we note the following:

•

We have considered and determined that the information available on the WMB website does not affect our determination of operating segments. The information presented on the WMB website, which includes separate sections for the gas pipeline and midstream businesses, is intended to be informative about the nature of these businesses. This information is not, nor intended to be, representative of the approach utilized by WMB’s CODM in assessing the performance of or allocating resources to WMB’s segments. We further note that the website does not contain any information that would be useful to the CODM in evaluating performance or allocating resources.

•

WMB’s quarterly earnings calls and earnings news releases often make reference to the gas pipeline and midstream operations underlying the Williams Partners segment. These references are primarily descriptive and provide both helpful and necessary information

Ms. Jennifer Thompson

Securities and Exchange Commission

December 16, 2011

for investors to have a complete understanding of the Williams Partners segment. This transparent discussion is consistent with the presentation of the Williams Partners segment within WMB’s Management’s Discussion and Analysis. Attributing certain drivers of segment results to the underlying gas pipeline or midstream business enhances investor understanding. Likewise, discussing business development and future capital projects by type of business is beneficial to the investor and consistent with the discussion in WMB’s periodic filings and does not imply, nor is it intended to imply, that decisions as to capital allocation or business development are made for WPZ’s businesses at the WMB level.

•

The September 20, 2011 Analyst Day presentation was structured to be consistent with the target audience, which included a mix of analysts covering WMB, WPZ, or both. Considering this, certain Williams Partners segment information was also presented with supplemental detail of the underlying WPZ elements. We consider this both beneficial and efficient for the analyst audience. The fact that this presentation or any other presentation is accompanied by supplemental detail of the underlying WPZ segments does not overcome the substance of the independent resource allocation and performance evaluation approaches to WPZ and WMB utilized by the CODM.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (918) 573-3437.

Sincerely,

/s/ Ted T. Timmermans
Ted T. Timmermans Vice President Controller and Chief Accounting Officer, The Williams Companies, Inc.

cc:	Richard M. Russo, Gibson, Dunn & Crutcher LLP

Sandra Snyder, Securities and Exchange Commission